JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2953

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

[redacted]oup Secretariat

06013811

17th May 2006

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

RECEIVED
2006 MAY 30 P 1:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

Jardine Matheson Holdings Limited
- Annual Information Update

We enclose for your information a notification dated 17th May 2006 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
JUN 01 2006
THOMSON
FINANCIAL

Encl

dlw 5/31

Regulatory Announcement

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Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Annual Information Update
Released	11:38 17-May-06
Number	1164D

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

JARDINE MATHESON HOLDINGS LIMITED

ANNUAL INFORMATION UPDATE

In accordance with Prospectus Rule 5.2, the following information of Jardine Matheson Holdings Limited ("JMH" or the "Company") has been published or made available to the public over the previous 12 months up to and including 3rd May 2006.

In accordance with Article 27(3) of the Prospectus Directive Regulation the information referred to below was up to date at the time of publication of the information but some information may now be out of date due to change in circumstances.

1. The information below was made available via a Regulatory Information Services (RNS). The announcements lodged through RNS are available at the London Stock Exchange website at www.londonstockexchange.com/rns. Those announcements indicated with an asterisk (*) are also available at the Company's website at www.jardines.com.

Date of announcement	Description
05/05/2005	Result of AGM – All resolutions passed
05/05/2005	Result of SGM – Ordinary resolution passed
05/05/2005	Annual General Meeting – Non-routine resolutions submitted to the UK Listing Authority ("UKLA")
05/05/2005	Special General Meeting – Ordinary resolution submitted to the UKLA
11/05/2005	Directors' Share Transactions in JMH
11/05/2005	Director's Share Transaction in JMH
11/05/2005	Directors' Share Transactions in Jardine Strategic Holdings Limited, a subsidiary
11/05/2005	Disclosure of Interest – Substantial Shareholder of JMH
13/05/2005	Director's Share Transaction in JMH
27/05/2005	Director's Share Transaction in JMH
13/06/2005	Director's Share Transaction in JMH
29/06/2005	Director's Share Transaction in JMH
06/07/2005	2005 Interim Results Announcement Date
27/07/2005	2005 Interim Results*
08/08/2005	Directorate*
18/08/2005	Interim Report 2005
25/08/2005	Director's Share Transaction in JMH
30/08/2005	Director's Share Transaction in P T Astra International Tbk, a subsidiary
31/08/2005	Circular to Shareholders – Scrip Dividend Scheme
01/09/2005	Share Transaction of Person Discharging Managerial Responsibilities in P T Astra International Tbk, a subsidiary

05/09/2005	Director's Share Transaction in Jardine Strategic Holdings Limited, a subsidiary
23/09/2005	2005 Interim Dividend - Scrip Entitlement Multiple*
26/09/2005	Director's Share Transaction in P T Astra Agro Lestari Tbk, a subsidiary
27/09/2005	Director's Share Transaction in P T Astra International Tbk, a subsidiary
28/09/2005	2005 Interim Dividend - Pound Sterling Equivalent*
06/10/2005	Jardine Matheson Group Management Changes*
12/10/2005	Directors' Share Transactions in JMH
12/10/2005	Share Transactions of Directors/Persons Discharging Managerial Responsibilities in JMH
12/10/2005	Directors' Share Transactions in Jardine Strategic Holdings Limited, a subsidiary
19/12/2005	Directors' Share Transactions in Dairy Farm International Holdings Limited, a subsidiary
21/12/2005	Directors' Share Transactions in Dairy Farm International Holdings Limited, a subsidiary
30/12/2005	Repurchase and cancellation of shares
09/01/2006	Director's Share Transaction in JMH
09/01/2006	Director's Share Transaction in Jardine Strategic Holdings Limited, a subsidiary
09/01/2006	Director's Share Transaction in Dairy Farm International Holdings Limited, a subsidiary
09/01/2006	Director's Share Transaction in Mandarin Oriental International Limited, a subsidiary
06/03/2006	2005 Final Results Announcement Date
23/03/2006	Director Declaration- Appointment of Managing Director
29/03/2006	2005 Preliminary Announcement of Results*
30/03/2006	Director's Share Transaction in Dairy Farm International Holdings Limited, a subsidiary
30/03/2006	Director's Share Transaction in JMH
30/03/2006	Director's Share Transaction in Jardine Strategic Holdings Limited, a subsidiary
31/03/2006	Director's Share Transaction in Jardine Strategic Holdings Limited, a subsidiary
03/04/2006	Director's Share Transaction in JMH
03/04/2006	Director's Share Transactions in JMH
03/04/2006	Share Transactions of Person Discharging Managerial Responsibilities in JMH
03/04/2006	Director's Share Transaction in Jardine Strategic Holdings Limited, a subsidiary
20/04/2006	Director's Share Transactions in JMH
27/04/2006	Share Transaction of Person Discharging Managerial Responsibilities in JMH
03/05/2006	Circular to Shareholders – Scrip Dividend Scheme
03/05/2006	Annual Report 2005 and Notice of 2006 Annual General Meeting

2. Copies of the documents below were lodged and are available for inspection at the UKLA's Document Viewing Facility which is situated at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS. Copies of the annual and interim reports and circulars are also available at the Company's website at www.jardines.com.

Date of Issue of Document	**Description**
05/05/2005	Annual General Meeting – non-routine resolutions
05/05/2005	Special General Meeting – ordinary resolution
18/08/2005	Interim Report 2005
31/08/2005	Circular to Shareholders – Scrip Dividend Scheme
03/05/2006	Circular to Shareholders – Scrip Dividend Scheme

03/05/2006	Annual Report 2005, Notice of 2006 Annual General Meeting and Proxy Form

3. The information below was made available via the SGXNET of the Singapore Exchange Limited. The announcements are available at the website of the Singapore Exchange Limited at www.sgx.com. Those announcements indicated with an asterisk (*) are also available at the Company's website at www.jardines.com.

Date of announcement	Description
03/05/2005	Movement in the Issued Share Capital for April 2005
01/06/2005	Movement in the Issued Share Capital for May 2005
04/07/2005	Movement in the Issued Share Capital for June 2005
26/07/2005	Jardine Lloyd Thompson Group plc, an associate company Unaudited Interim Results for the Six Months to 30/06/2005 * (also see Note 1)
01/08/2005	Movement in the Issued Share Capital for July 2005
01/09/2005	Movement in the Issued Share Capital for August 2005
03/10/2005	Movement in the Issued Share Capital for September 2005
01/11/2005	Movement in the Issued Share Capital for October 2005
01/12/2005	Movement in the Issued Share Capital for November 2005
03/01/2006	Movement in the Issued Share Capital for December 2005
01/02/2006	Movement in the Issued Share Capital for January 2006
01/03/2006	Movement in the Issued Share Capital for February 2006
07/03/2006	Jardine Lloyd Thompson Group plc, an associate company Preliminary Results for the Year Ended 31/12/2005 (Unaudited) * (also see Note 1)
03/04/2006	Movement in the Issued Share Capital for March 2006
02/05/2006	Movement in the Issued Share Capital for April 2006

Note 1 : As the announcement was issued by the associate company via a Regulatory Information Services, a copy of which is available at the London Stock Exchange website at www.londonstockexchange.com/rns, JMH did not issue the announcement again in London.

4. The information below was advertised in the newspapers in Bermuda as required by the Bermuda Companies Act. Copies of the notices can be obtained at the Company's registered office at Jardine House, 33-35 Reid Street, Hamilton, Bermuda.

Date of publication	Description
08/08/2005	Notice of Closing of the Register of Members
17/04/2006	Notice of Closing of the Register of Members

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Jardine Matheson Holdings Limited

17th May 2006

www.jardines.com

END